EXHIBIT 14

BRITESMILE, INC. CODE OF BUSINESS CONDUCT & ETHICS

Introduction

BriteSmile is committed to the highest ethical standards and to conducting its business with the highest level of integrity.

We must adhere to this standard if BriteSmile is to continue to be a leader in the teeth whitening industry. As more people across the world become acquainted with the outstanding services and business opportunities presented by BriteSmile and an investment in our stock, they must also be able to trust that the operations of the company meet the same high standards as the services we provide. This will enable BriteSmile to expand and our employees to continue to prosper.

While every BriteSmile employee is responsible for the consequences of his or her actions, it is our executive management and board of directors who are the primary guardians of the company’s ethics. The management and directors of BriteSmile have the added responsibility of setting an example by their personal performance and an attitude that conveys our ethical values. That example will lead us to treat everyone - employees, customers, prospective employees and customers, vendors and competitors - with honesty and respect. Although this attitude must begin with our management team and board of directors, we also expect all BriteSmile employees to adhere to it if we are to be successful.

We invite all employees to raise any concerns they may have with corporate management or, if you so would prefer, to follow the procedures outlined in this Code of Ethics and Business Conduct.

Business Ethics

We expect each employee of BriteSmile, regardless of their position or location, to conduct their affairs with uncompromising honesty and integrity. For BriteSmile employees, there should be no distinction between an employee’s business ethics and personal ethics. All BriteSmile employees, officers and directors are required to adhere to the highest standard of conduct, honesty and integrity, regardless of local custom. All BriteSmile employees, officers and directors are expected to be honest and ethical in dealing with each other, customers, regulators, vendors and all other third parties.

You must also respect the rights of your fellow employees and third parties. Your actions must be free from discrimination, libel, slander or harassment. Each person must be accorded equal opportunity, regardless of age, race, sex, sexual preference, color, creed, religion, national origin, marital status, veteran’s status, handicap or disability.

Misconduct cannot be excused because it was directed or requested by another. In this regard, you are expected to alert management whenever an illegal, dishonest or unethical act is discovered or suspected. You will never be penalized for reporting your discoveries or suspicions.

BriteSmile conducts its affairs consistent with the applicable laws and regulations of the countries where it does business. Business practices, customs and laws differ from country to country. When conflicts arise between BriteSmile’s ethical practices, and the practices, customs, and the laws of a country, BriteSmile seeks to resolve them consistent with its ethical beliefs. If the conflict cannot be resolved consistent with its ethical beliefs, BriteSmile will not proceed with the proposed action giving rise to the conflict. These ethical standards reflect who we are and are the standards by which we choose to be judged.

The following statements concern frequently raised ethical concerns. A violation of the standards contained in this Code of Business Conduct & Ethics will result in corrective action, including possible dismissal.

Public Reports

BriteSmile is a public company. We file reports with the Securities and Exchange Commission. Our shares are traded on the Nasdaq SmallCap Stock Market and we file copies of our SEC reports with Nasdaq. Our reports and other documents filed with the SEC and Nasdaq are made publicly available and are posted on our corporate website. In addition we make public announcements on a current basis of material developments at the company. Our policy and practice will be to ensure that all disclosure made in reports, documents and statements that BriteSmile files with, or submits to, the Securities and Exchange Commission and in other public communications are full, fair, accurate, timely, and understandable.

If you are responsible for assisting in the preparation or review of any report filed under applicable state or federal securities laws or other regulatory standards you must assure that the information contained in the report, particularly in the section or parts of the reports for which you are primarily responsible, are complete and accurate and that they are true in every respect. Furthermore these reports must not contain any misrepresentation of any fact or omit any fact that might be material to a complete understanding of the company’s results of operations or financial condition or in any other way be misleading to the public. You should report any material misstatement or omission or any suspected fraud in connection with these reports to management without fear of reprisal or punishment.

Conflicts of Interest

You must avoid any personal activity, investment or association that could appear to interfere with good judgment concerning BriteSmile’s best interests. The Audit Committee of the Board of Directors of BriteSmile must review and approve all proposed transactions involving the company on the one hand, and any officer or director or significant shareholder of BriteSmile on the other.

No employee, officer or director of BriteSmile may exploit his or her position or relationship with BriteSmile for personal gain. You should avoid even the appearance of such a conflict. For example, there is a likely conflict of interest if an officer, director or employee of BriteSmile should:

•	cause BriteSmile to engage in business transactions with relatives or friends;

•	use nonpublic BriteSmile, customer, employee or vendor information for personal gain by you, relatives or friends (including securities transactions based on such information);

•	have more than a modest financial interest in any vendor, customer or competitor;

•	receive a loan, or guarantee of obligations, from BriteSmile or a third party as a result of your position at BriteSmile; or

•	compete, or prepare to compete, with BriteSmile while still employed by BriteSmile.

There are other situations in which a conflict of interest may arise. If you have concerns about any situation, follow the steps outlined in the Section on “Reporting Ethical Violations.”

Gifts, Bribes and Kickbacks

Other than modest gifts given or received in the normal course of business (including travel or entertainment), neither you nor your relatives may give gifts to, or receive gifts from, BriteSmile’s customers, clients and vendors. Other gifts may be given or accepted only with prior approval of senior management. In no event should you put BriteSmile or yourself in a position that would be embarrassing if the gift were made public.

Dealing with government employees is often different than dealing with private persons. Many governmental bodies strictly prohibit the receipt of any gratuities by their employees, including meals and entertainment. You must be aware of and strictly follow these prohibitions.

Any employee, officer or director who pays or receives bribes or kickbacks will be immediately terminated and reported, as warranted, to the appropriate authorities. A kickback or bribe includes any item intended to improperly obtain favorable treatment, regardless of the appropriateness of such a practice in local custom or law.

Loans

You may not request or accept a loan or payroll advance from BriteSmile.

Improper Use or Theft of Company Property

Every employee, officer and director is expected to safeguard BriteSmile property from loss or theft, and you may not take such property for personal use. BriteSmile property includes confidential information, software, computers, office equipment, and supplies. You must appropriately secure all BriteSmile property within your control to prevent its unauthorized use. Using BriteSmile computers or communications systems to access or distribute personal/nonbusiness related information, data or graphics is strictly prohibited.

Covering Up Mistakes; Falsifying Records; Document Preservation

Mistakes should never be covered up, but should be immediately fully disclosed and corrected. Falsification of any BriteSmile, client or third party record is prohibited. The company’s policy for preservation of corporate documents must be adhered to.

Abuse of Company, Customer, Employee or Vendor Information

You may not use or reveal company, customer, employee or vendor confidential or proprietary information to others. This includes business methods, pricing and marketing data, strategy, product information, computer code, screens, forms, experimental research, and information about BriteSmile’s current, former and prospective services, markets, customers and employees.

Gathering Competitive Information

You may not accept, use or disclose the confidential information of our competitors. When obtaining competitive information, you must not violate our competitors’ rights. Particular care must be taken when dealing with competitors’ clients, ex-clients and ex-employees. Never ask for confidential or proprietary information. Never ask a person to violate a non-compete or non-disclosure agreement.

Sales: Defamation and Misrepresentation

Aggressive selling should not include misstatements, innuendo or rumors about our competition or their services and financial condition. Do not make unsupportable promises concerning BriteSmile’s services.

Use of Company and Third Party Software

BriteSmile and third party software may be distributed and disclosed only to persons authorized to use it under applicable license agreements.

BriteSmile and third party software may not be copied without specific authorization and may only be used to perform assigned responsibilities.

All third-party software must be properly licensed. The license agreements for such third party software may place various restrictions on the disclosure, use and copying of software.

Developing Software

Employees involved in the design, development, testing, modification or maintenance of BriteSmile software must not tarnish or undermine the legitimacy and “cleanliness” of BriteSmile’s services by copying or using unauthorized third party software or confidential information. You may not possess, use or discuss proprietary computer code, output, documentation or trade secrets of a non-BriteSmile party, unless authorized by such party. Intentional duplication or emulation of the “look and feel” of others’ software is not permissible.

Fair Dealing

No BriteSmile employee, officer or director should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other unfair practice.

Fair Competition and Antitrust Laws

BriteSmile must comply with all applicable fair competition and antitrust laws. These laws attempt to ensure that businesses compete fairly and honestly and prohibit conduct seeking to reduce or restrain competition. If you are uncertain whether a contemplated action raises unfair competition or antitrust issues, our legal counsel can assist you.

Securities Trading

It is illegal to buy or sell securities using material information not available to the public. Persons who give such undisclosed “inside” information to others might be as liable as persons who trade securities while possessing such information. You might violate securities laws if you, or any relatives or friends trade in BriteSmile securities, or in the securities of any of BriteSmile’s business partners or vendors, while possessing “inside” information. If you are uncertain, consult with our legal counsel or senior management. Corporate trading blackout periods must be adhered to and if you are a reporting person, you must file all reports under Section 16 of the Securities Exchange Act in a timely manner.

Political Contributions

No company funds may be given directly to political candidates. You may, however, engage in political activity with your own resources on your own time.

Waivers

This Code of Ethics and Business Conduct applies to all BriteSmile employees and its Board of Directors. There shall be no waiver of any part of the Code, except by a vote of the Board of Directors or a designated committee, which will ascertain whether a waiver is appropriate and ensure that the waiver is accompanied by appropriate controls designed to protect BriteSmile.

In the event that any waiver is granted, the waiver will be posted on the BriteSmile website, thereby allowing the BriteSmile shareholders to evaluate the merits of the particular waiver.

Reporting Ethical Violations

Your conduct can reinforce an ethical atmosphere and positively influence the conduct of fellow employees and directors. If you are powerless to stop suspected misconduct or discover it after it has occurred, you should report it to your supervisor or to the appropriate level of management at your location.

If you are still concerned after speaking with your supervisor and local management or feel uncomfortable speaking with them (for whatever reason), you may anonymously send a note, with relevant documents, to BriteSmile, Inc., [NAME OF CONTACT], 490 North Wiget Lane, Walnut Creek, CA 94598. Your letter will be dealt with anonymously and confidentially. In any event, you have BriteSmile’s commitment that you will be protected from retaliation.

Conclusion

In the final analysis you are the guardian of BriteSmile’s ethics. While there are no universal rules, when in doubt ask yourself:

•	Will my actions be ethical in every respect and fully comply with the law and with BriteSmile policies?

•	Will my actions have the appearance of impropriety?

•	Will my supervisors, co-workers, and family or the general public question my actions?

•	Am I trying to fool anyone, including myself, as to the propriety of my actions?

If you are uncomfortable with your answer to any of the above, you should not take the contemplated actions without first discussing them with your local management. If you are still uncomfortable, please follow the steps outlined above in the section on “Reporting Ethical Violations.”

Any employee who ignores or violates any of BriteSmile’s ethical standards, and any manager who penalizes a subordinate for trying to follow these ethical standards, will be subject to corrective action, including immediate dismissal. However, it is not the threat of discipline that should govern your actions. We hope you share our belief that a dedicated commitment to ethical behavior is the right thing to do, is good business, and is the surest way to effectively promote the vision of BriteSmile.